

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Simon Tak Leung Ho
Chief Financial Officer
PPDAI Group Inc.
Building G1, No. 999
Dangui Road
Pudong New District
Shanghai
The People's Republic of China

      Re: PPDAI Group Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2018
          Filed April 25, 2019
          File No. 001-38269

Dear Mr. Leung Ho:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services